UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 6, 2022

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

LINE OF CREDIT AGREEMENT

On August 6, 2022, Med-X, Inc. (“Med-X” or “Company”) executed a Line of Credit Agreement (“Agreement”) by and among MATTHEW MILLS, the Company’s CEO and Chairman of the Board, and JENNIFER MILLS, the Company’s President and a Director, (collectively, the “Lender”) and Med-X., a Nevada corporation (the “Borrower”). The Agreement and related documents for the Line of Credit are listed in Exhibit 6.11 of this Report.

The Borrower wishes to obtain from the Lender a line of credit for advances as needed which shall be up to a maximum of $500,000 (the “Line of Credit”) for the purpose of providing Borrower with funds necessary for working capital and to complete listing the Borrower on a public stock exchange. Lender has secured two,$250,000 equity lines of credit on their residential real properties which will be used to fund this Line of Credit which Lender believes is the best option for Borrower given the timing and terms of the Line of Credit. In full reliance on the representations made by Borrower in this Agreement and the Line of Credit Documents (as defined in Article I of the Line of Credit Agreement), Lender is willing to extend such financing to Borrower upon the terms, covenants and conditions contained in this Agreement and in the Line of Credit Documents.

The total principal amount of the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date as determined by the Borrower.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreements, which are filed herewith as Exhibit 6.11 which is incorporated herein by reference.

Item 9. Exhibits to this Report

6.11	Line of Credit Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: August 10, 2022	By:	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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